SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:

- ☐ Preliminary Proxy Statement
- ☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
- ☐ Definitive Proxy Statement
- ☑ Definitive Additional Materials
- ☐ Soliciting Material Pursuant to Section 240.14a-11c or Section 240.14a-12

FERRO CORPORATION
_____
(Name of Registrant as Specified In Its Charter)

_____
(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

☑   No fee required.

☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1)   Title of each class of securities to which transaction applies:

_____

    (2)   Aggregate number of securities to which transaction applies:

_____

    (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

_____

    (4)   Proposed maximum aggregate value of transaction:

_____

    (5)   Total fee paid:

_____

☐   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1)   Amount Previously Paid:

_____

    (2)   Form, Schedule or Registration Statement No.:

_____

    (3)   Filing Party:

_____

    (4)   Date Filed:

_____

[FERRO LOGO]

FERRO CORPORATION
1000 LAKESIDE AVENUE
CLEVELAND, OHIO 44114-1147 U.S.A.
TELEPHONE: (216) 641-8580
FACSIMILE: (216) 696-6958

April 2, 2002

Dear Shareholder:

   You have probably just received Ferro Corporation's proxy statement. The purpose of this letter is to correct some information under the Performance Share Payouts column of the Summary Compensation Table on page 20 of the Proxy Statement. That column should reflect the value of the total payout, which is made half in cash and half in stock. The numbers shown for 2001 reflect only the cash portion of the payout and should be $501,435, $118,381, $75,975, $75,975, and $133,716 for Mr. Ortino, Mr. Lee, Ms. Pitts, Mr. Rieger and Mr. Wise, respectively, to show both stock and cash values.

   We apologize for the error, and if for that or any other reason you need a new proxy card, please call Morrow & Co., Inc. at 1-800-607-0088.

Very truly yours,

FERRO CORPORATION

/s/ Mary Ann Jorgenson

Mary Ann Jorgenson, Secretary